Exhibit 99.1

Condensed Consolidated Financial Statements

For the quarter ended March 31, 2014

TABLE OF CONTENTS

FINANCIAL STATEMENTS		NOTES TO THE FINANCIAL STATEMENTS

1	CONDENSED CONSOLIDATED INCOME STATEMENTS	6	1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

2	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE	6	2. SIGNIFICANT ACCOUNTING POLICIES
INCOME
		7	3. EXPENSES
3	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		8	4. TRADE AND OTHER RECEIVABLES
4	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		8	5. TRADE AND OTHER PAYABLES
5	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
		8	6. INVENTORIES

		9	7. MINING INTERESTS

		10	8. LONG-TERM DEBT

		12	9. DERIVATIVE INSTRUMENTS

		13	10. SHARE CAPITAL

		15	11. INCOME AND MINING TAXES

		16	12. RECLAMATION AND CLOSURE COST OBLIGATIONS

		16	13. SUPPLEMENTAL CASH FLOW INFORMATION

		17	14. SEGMENTED INFORMATION

		18	15. FAIR VALUE MEASUREMENT

		20	16. COMMITMENTS AND CONTINGENCIES

Financial Statements and Notes

CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited)

		Three months ended March 31
		$	$
(In millions of U.S. dollars, except per share amounts)	Note	2014	2013

Revenues		190.5	201.8
Operating expenses	3	98.5	106.1
Depreciation and depletion		51.6	37.9
Earnings from mine operations		40.4	57.8

Corporate administration		6.3	7.3
Share-based payment expenses	10	2.2	2.5
Exploration and business development		3.1	4.0
Income from operations		28.8	44.0

Finance income	3	0.3	0.4
Finance costs	3	(7.4)	(11.5)
Other (losses) gains	3	(16.2)	15.8

Earnings before taxes		5.5	48.7
Income tax expense	11	(7.3)	(12.4)

Net (loss) earnings		(1.8)	36.3

(Loss) earnings per share
Basic	10	(0.00)	0.08
Diluted	10	(0.00)	0.08

Weighted average number of shares outstanding (in millions)
Basic	10	503.5	476.2
Diluted	10	503.5	480.5

  See accompanying notes to the condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended March 31
		$	$
(In millions of U.S. dollars)	Note	2014	2013

Net (loss) earnings		(1.8)	36.3

Other comprehensive (loss) income(1)
Unrealized gains on mark-to-market of gold contracts	9	-	9.1
Realized gains on settlement of gold contracts	9	-	10.8
Reclassification of discontinued gold contracts	9	6.8	-
Unrealized (losses) on available-for-sale securities (net of tax)		-	(0.3)
Deferred Income tax related to gold contracts	9	(2.8)	(8.1)
Total other comprehensive income		4.0	11.5
Total comprehensive income		2.2	47.8

(1)  All items recorded in other comprehensive income will be reclassified in subsequent periods to net earnings.

 See accompanying notes to the condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

		March 31	December 31
		$	$
(In millions of U.S. dollars)	Note	2014	2013

Assets
Current assets
Cash and cash equivalents		438.1	414.4
Trade and other receivables	4	20.7	19.3
Inventories	6	184.9	182.0
Current income tax receivable		30.0	31.8
Prepaid expenses and other		8.1	10.5
Total current assets		681.8	658.0

Investments		0.5	0.5
Non-current inventories	6	29.5	31.0
Mining interests	7	3,351.0	3,336.5
Deferred tax assets		175.5	171.0
Other		1.9	2.0
Total assets		4,240.2	4,199.0

Liabilities and equity
Current liabilities
Trade and other payables	5	93.5	90.2
Total current liabilities		93.5	90.2

Reclamation and closure cost obligations	12	64.0	61.4
Provisions		10.6	9.4
Share purchase warrants		24.5	27.8
Long-term debt	8	865.0	862.5
Deferred tax liabilities		411.6	381.0
Deferred benefit		46.3	46.3
Other		0.5	0.5
Total liabilities		1,516.0	1,479.1

Equity
Common shares	10	2,816.1	2,815.3
Contributed surplus		91.3	90.0
Other reserves		(13.6)	(17.6)
Deficit		(169.6)	(167.8)
Total equity		2,724.2	2,719.9
Total liabilities and equity		4,240.2	4,199.0

Approved and authorized by the Board on April 30, 2014

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

 See accompanying notes to the condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Three months ended March 31
		$	$
(In millions of U.S. dollars)	Note	2014	2013

Common shares
Balance, beginning of period		2,815.3	2,618.4
Shares issued for exercise of options and land purchases	10	0.8	5.7
Balance, end of period		2,816.1	2,624.1

Contributed surplus
Balance, beginning of period		90.0	85.2
Exercise of options		(0.4)	(2.0)
Equity settled share-based payments		1.7	2.1
Balance, end of period		91.3	85.3

Other reserves
Balance, beginning of period		(17.6)	(50.5)
Change in fair value of available-for-sale investments		-	(0.3)
Change in fair value of hedging instruments (net of tax)		4.0	11.8
Balance, end of period		(13.6)	(39.0)

Retained (deficit) earnings
Balance, beginning of period		(167.8)	23.4
Net (loss) earnings		(1.8)	36.3
Balance, end of period		(169.6)	59.7

Total equity		2,724.2	2,730.1

 See accompanying notes to the condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
		$	$
(In millions of U.S. dollars)	Note	2014	2013

Operating activities
Net (loss) earnings		(1.8)	36.3
Adjustments for:
Realized losses (gains) on gold contracts		6.8	(2.7)
Realized and unrealized foreign exchange losses	3	18.8	5.6
Unrealized gains on share purchase warrants	3	(2.3)	(22.6)
Unrealized losses on concentrate contracts		1.6	0.5
Reclamation and closure costs paid	12	(0.2)	(0.4)
(Gain) loss on disposal of assets		(0.3)	0.5
Depreciation and depletion		51.5	37.8
Equity-settled share-based payment expense	10	1.7	2.1
Realized and unrealized losses on cash flow hedging items	3	-	0.5
Income tax expense	11	7.3	12.4
Finance income	3	(0.3)	(0.4)
Finance costs	3	7.4	11.5
		90.2	81.1
Change in non-cash operating working capital	13	(8.7)	(12.9)
Cash generated from operations		81.5	68.2
Income taxes paid		(0.1)	(9.7)
Net cash generated from operations		81.4	58.5

Investing activities
Mining interests		(56.6)	(76.4)
Proceeds from the sale of assets		0.3	-
Interest received		0.2	0.2
Cash used in investing activities		(56.1)	(76.2)

Financing activities
Issuance of common shares on exercise of options and warrants		0.6	3.7
Financing initiation costs		-	(0.3)
Cash generated by financing activities		0.6	3.4

Effect of exchange rate changes on cash and cash equivalents		(2.2)	(1.1)

Change in cash and cash equivalents		23.7	(15.4)
Cash and cash equivalents, beginning of the period		414.4	687.8
Cash and cash equivalents, end of the period		438.1	672.4

Cash and cash equivalents are comprised of:
Cash		298.1	317.6
Short-term money market instruments		140.0	354.8
		438.1	672.4

 See accompanying notes to the condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2014 and 2013
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the New Afton Mine in Canada, the Mesquite Mine in the United States (“U.S.”), the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico. Significant projects include the Rainy River development project in Canada, the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies were presented as Note 2 to the audited consolidated financial statements for the year ended December 31, 2013, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 30, 2014.

(b)  Changes in accounting policies
The Company has adopted the following new and revised International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) along with any amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21, Levies
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a material impact on the Company’s interim financial statements.

IAS 32, Financial instruments: presentation
IAS 32, Financial instruments: presentation (“IAS 32”), was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of this standard did not have a significant impact on the Company’s interim financial statements.

IAS 36, Impairment of assets
IAS 36, Impairment of assets (“IAS 36”), was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of this standard did not have a significant impact on the Company’s interim financial statements.

3.  EXPENSES

(a) Operating expenses by nature
Operating expenses by nature for the three months ended March 31, are as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013

Raw materials and consumables	38.2	42.9
Salaries and employee benefits	29.5	29.0
Repairs and maintenance	6.0	7.2
Contractors	9.0	12.1
Royalties	2.8	4.4
Change in inventories and work-in-progress	1.0	(6.5)
Operating leases	3.2	7.0
General and administrative	6.2	8.2
Other	2.6	1.8
	98.5	106.1

(b) Finance costs and income
Finance costs and income for the three months ended March 31, are as follows:

	Three months ended March 31
	2014	2013
Finance costs
Interest on senior unsecured notes	13.4	13.4
Other interest	0.9	0.7
Unwinding of the discount on decommisioning obligations	0.5	0.6
Other finance costs	0.4	0.8
	15.2	15.5
Less: amounts included in cost of qualifying assets	(7.8)	(4.0)
	7.4	11.5

	Three months ended March 31
	2014	2013
Finance income
Interest income	0.3	0.4

(c) Other (losses) gains
The following table summarizes other (losses) gains for the three months ended March 31:

	Three months ended March 31
	2014	2013

Ineffectiveness of hedging instruments	-	(0.5)
Unrealized gains on share purchase warrants	2.3	22.6
Loss on foreign exchange	(18.8)	(5.6)
Gain (loss) on disposal of assets	0.3	(0.5)
Other	-	(0.2)
	(16.2)	15.8

Share purchase warrants
The Company has outstanding share purchase warrants (“Warrants”), as at March 31, 2014. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and therefore are classified as a non-hedged derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses are recognized in net earnings.

At March 31, 2014 the fair value of the derivative liability was $24.5 million (December 31, 2013 - $27.8 million). The change in fair value resulted in a gain of $2.3 million and a foreign exchange gain of $1.0 million on the revaluation of the Warrants for the three months ended March 31, 2014 (2013 – fair value gain of $22.6 million and a foreign exchange gain of $1.5 million).

4.  TRADE AND OTHER RECEIVABLES

	March 31	December 31
(in millions of U.S. dollars)	2014	2013
Trade receivables	9.0	10.0
Sales tax receivable	13.7	9.9
Unsettled provisionally priced concentrate and copper swap contracts	(2.8)	(1.2)
Other	0.8	0.6
	20.7	19.3

5. TRADE AND OTHER PAYABLES

	March 31	December 31
(in millions of U.S. dollars)	2014	2013
Trade payables	28.6	30.5
Interest payable	21.4	8.4
Accruals	42.0	49.7
Current portion of decommissioning obligations (Note 12)	1.5	1.6
	93.5	90.2

6.  INVENTORIES

	March 31	December 31
(in millions of U.S. dollars)	2014	2013
Heap leach ore	149.8	146.2
Work-in-process	10.3	8.9
Finished goods	10.9	14.5
Stockpile ore	2.4	2.5
Supplies	41.0	40.9
	214.4	213.0
Less: non-current inventories	(29.5)	(31.0)
	184.9	182.0

The amount of inventories recognized in operating expenses for the three months ended March 31, 2014 was $95.7 million (2013 – $101.8 million). As a result of Cerro San Pedro’s annual update of its life of mine plan, at December 31, 2013, the Company estimated that the long-term recoverable silver ounces on the pad at Cerro San Pedro had reduced by 1.4 million ounces. As a result, the Company wrote down the silver inventory and recorded a charge of $7.3 million in net earnings. The write-down consisted of $6.5 million included in operating expenses and $0.8 million included in depreciation and depletion.

Heap leach inventories of $29.5 million (December 31, 2013 – $31.0 million) are expected to be recovered after one year.

7. MINING INTERESTS

		Non	Plant &	Construction	Exploration
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	& evaluation	Total

Cost
As at December 31, 2012	1,499.7	1,299.0	693.2	54.7	9.7	3,556.3
Additions	66.6	113.9	31.3	120.4	-	332.2
Acquisition of Rainy River	-	352.2	1.3	-	-	353.5
Disposals	-	-	(9.3)	-	-	(9.3)
Impairments	(338.1)	(70.7)	(6.3)	-	-	(415.1)
Government grant received	-	(5.7)	-	-	-	(5.7)
Transfers	121.9	(26.9)	54.4	(149.4)	-	-
As at December 31, 2013	1,350.1	1,661.8	764.6	25.7	9.7	3,811.9
Additions	14.6	29.1	4.8	23.9	-	72.4
Disposals	-	-	(3.0)	-	-	(3.0)
Transfers	15.4	-	12.6	(28.0)	-	-
As at March 31, 2014	1,380.1	1,690.9	779.0	21.6	9.7	3,881.3

Accumulated depreciation
As at December 31, 2012	254.6	-	166.8	-	-	421.4
Depreciation for the period	134.2	-	68.7	-	-	202.9
Disposals	-	-	(6.3)	-	-	(6.3)
Impairments	(139.8)	-	(2.8)	-	-	(142.6)
As at December 31, 2013	249.0	-	226.4	-	-	475.4
Depreciation for the period	35.6	-	22.3	-	-	57.9
Disposals	-	-	(3.0)	-	-	(3.0)
As at March 31, 2014	284.6	-	245.7	-	-	530.3

Carrying amount
As at December 31, 2013	1,101.1	1,661.8	538.2	25.7	9.7	3,336.5
As at March 31, 2014	1,095.5	1,690.9	533.3	21.6	9.7	3,351.0

The Company capitalized interest of $7.8 million for the three months ended March 31, 2014 (2013 – $4.0 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.53% (2013 – 6.53%).

Impairment
At December 31, 2013 an impairment charge of $272.5 million ($206.3 million after tax) was recognized primarily relating to assets at Cerro San Pedro.

A summary of carrying amount by property is as follows:

				As at March 31, 2014
		Non	Plant &	Construction
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	Total

New Afton Mine	774.0	-	296.7	3.2	1,073.9
Mesquite Mine	161.5	26.2	85.1	3.3	276.1
Peak Mines	121.6	27.4	87.2	8.7	244.9
Cerro San Pedro Mine	38.4	-	9.4	6.4	54.2
Rainy River project	-	393.5	1.1	-	394.6
Blackwater project	-	809.2	45.6	-	854.8
El Morro project	-	434.6	-	-	434.6
Other(1)	-	9.7	8.2	-	17.9
	1,095.5	1,700.6	533.3	21.6	3,351.0

1.	Other includes corporate balances and exploration properties.

				As at December 31, 2013
		Non	Plant &	Construction
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	Total

New Afton Mine	783.1	-	300.3	3.7	1,087.1
Mesquite Mine	166.3	26.2	86.3	1.1	279.9
Peak Mines	121.4	27.4	84.5	17.0	250.3
Cerro San Pedro Mine	30.3	-	9.6	3.9	43.8
Rainy River project	-	377.0	1.2	-	378.2
Blackwater project	-	798.1	47.8	-	845.9
El Morro project	-	433.1	-	-	433.1
Other(1)	-	9.7	8.5	-	18.2
	1,101.1	1,671.5	538.2	25.7	3,336.5

1.	Other includes corporate balances and exploration properties.

8.  LONG-TERM DEBT

Long-term debt consists of the following:

		March 31	December 31
(in millions of U.S. dollars)		2014	2013
Senior unsecured notes - due April 15, 2020	a	293.5	293.3
Senior unsecured notes - due November 15, 2022	b	491.0	490.8
El Morro project funding loan	c	80.5	78.4
Revolving credit facility	d	-	-
		865.0	862.5

(a) Senior Unsecured Notes – due April 15, 2020
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at March 31, 2014 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 in each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and will be amortized using the effective interest method.

The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•
At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the 2020 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022
On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at March 31, 2014 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 in each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and will be amortized using the effective interest method.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•
At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12 month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) El Morro project funding loan
The Company owns a 30% interest in the Chilean company Sociedad Contractual Minera El Morro (“El Morro”) with Goldcorp Inc. (“Goldcorp”) holding the remaining 70% interest.  El Morro is the operator of the El Morro project.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once the El Morro project is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. For the three months ended March 31, 2014, non-cash investing activities were $1.2 million (2013 – $5.4 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s Chilean subsidiaries, including a pledge of the El Morro shares, limiting recourse to the Company’s investment in its Chilean subsidiaries.

(d) Revolving credit facility
On February 28, 2013, the Company extended its $150.0 million revolving credit facility (the “Facility”) for an additional 12 months to December 14, 2014. At the same time, certain terms of the Facility were amended, resulting in a reduction in pricing and increased flexibility with regard to shareholder distributions and the security underpinning the Facility. In addition, net debt, rather than total debt, will be used to calculate leverage for the purpose of covenant tests and pricing levels. The commitments from each member of the bank group remain the same and all other major aspects of the Facility remain unchanged.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		March 31	December 31
	Financial covenant	2014	2013

Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	>$1.51 billion	$3.1 billion	$3.1 billion
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	5.7 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.0:1.0	1.3 : 1	1.3 : 1

The interest margin on drawings under the Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.56% to 0.88%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.63% as at March 31, 2014 (December 31, 2013 – 0.63%).

As at March 31, 2014, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$2.4 million for Blackwater’s reclamation requirements, and $1.0 million relating to worker’s compensation security at Mesquite. The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $42.9 million as at March 31, 2014 (December 31, 2013 - $43.1 million).

9.  DERIVATIVE INSTRUMENTS

(a) Provisionally priced contracts
During the period the Company had provisionally priced sales for which price finalization is outstanding at the balance sheet date. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue. The following table summarizes these realized and unrealized gains (losses) for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars)	Gold	Copper	Total
2014:
Realized	1.8	(4.3)	(2.5)
Unrealized	(1.1)	(4.4)	(5.5)
Total	0.7	(8.7)	(8.0)
2013:
Realized	(0.4)	0.4	-
Unrealized	0.1	(2.9)	(2.8)
Total	(0.3)	(2.5)	(2.8)

As at March 31, 2014 the Company’s exposure to the impact of movements in market commodity prices for provisionally priced contracts was 25,000 ounces of gold and 33.2 million pounds of copper.

The Company enters into copper swap contracts to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue. The following table summarizes these realized and unrealized gains (losses) for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013
Realized	3.4	0.1
Unrealized	1.8	2.2
	5.2	2.3

As at March 31, 2014, the notional amount of copper underlying the swaps outstanding was 28.9 million pounds with settlement periods ranging from May 2014 to September 2014.

(b) Gold hedging contracts
On May 15, 2013, the Company eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. The Company paid $65.7 million to fully close all hedges dated to December 2014. Hedge accounting with respect to these contracts was discontinued on May 15, 2013.

Prior to the discontinuance of hedge accounting, the net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.

At the closing date of the hedge, on May 15, 2013, the Company had unrecognized losses related to the gold hedging contracts of $46.3 million, which remained deferred in other reserves and is released to net earnings in the same period in which the original designated underlying forecast sales occur. For the three months ended March 31, 2014 the Company transferred $6.8 million of these losses to net earnings (2013 - $nil).

The fixed impact on net earnings of the close out of the gold hedging contracts will be a reclassification of the unrecognized losses to net earnings of $20.7 million during the remainder of 2014.

The following table summarizes hedging gains (losses) in other comprehensive income for the three months ended March 31:

	Three months ended March 31
	2014	2013
Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	-	9.1
Gold hedging contracts - realized	6.8	10.8
Deferred income tax	(2.8)	(8.1)
	4.0	11.8

10.  SHARE CAPITAL

At March 31, 2014, the Company had unlimited authorized common shares and 503.6 million common shares outstanding.

(a) No par value common shares issued

	Number
	of shares
(in millions of U.S. dollars, unless otherwise noted)	(000s)

Balance - December 31, 2012	476,003	2,618.4
Exercise of options	1,521	8.5
Exercise of warrants	39	0.2
Acquisition of Rainy River	25,874	188.2
Balance - December 31, 2013	503,437	2,815.3
Exercise of options	151	0.5
Issuance of shares for land purchases	44	0.3
Balance - March 31, 2014	503,632	2,816.1

(b)  Share-based payment expenses
The following table summarizes share-based payment expenses for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013
Stock option expense	1.7	2.1
Performance share unit expense	0.4	0.2
Restricted share unit expense	0.1	0.1
Deferred share award unit expense	-	0.1
	2.2	2.5

(i)  Stock options

The following table presents the changes in the Company’s Stock Option Plan (the “Plan”):

	Number of option	Weighted avg. exercise price
	(000s)	C$
Balance - December 31, 2012	10,939	5.96
Granted	1,689	9.46
Exercised	(1,521)	3.4
Forfeited	(198)	10.41
Expired	(595)	7.89
Balance - December 31, 2013	10,314	6.72
Granted	1,517	6.33
Exercised	(151)	2.65
Forfeited	(44)	9.03
Balance - March 31, 2014	11,636	6.71

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model for the three months ended March 31:

	2014	2013
Grant price	C$6.33	C$10.01
Expected dividend yield	0.0%	0.0%
Expected volatility	53.0%	60.0%
Risk-free interest rate	0.98%	0.60%
Expected life of options	3.7 years	3.7 years
Fair value	C$2.54	C$4.47

(c)  (Loss) earnings per share

The following table sets out the computation of diluted earnings per share for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars, unless otherwise noted)	2014	2013

Net (loss) earnings	(1.8)	36.3

Basic weighted average number of shares outstanding	503.5	476.2
(in millions)

Dilution of securities
Stock options	-	4.3
Diluted weighted average number of shares outstanding	503.5	480.5

Net (loss) earnings per share
Basic	(0.00)	0.08
Diluted	(0.00)	0.08

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$6.37 for the three months ended March 31, 2014 (2013 – C$9.88), or the inclusion of the equity securities had an anti-dilutive effect on net earnings. For the periods in which the company recorded a loss, diluted loss per share is calculated using basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	(000s)	(000s)
	2014	2013

Stock options	11,636	3,453
Warrants	27,900	27,850

11.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the three months ended March 31 is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013
Current income and mining tax expense (recovery)
Canada	1.1	0.1
Foreign	0.3	10.3
	1.4	10.4

Deferred income and mining tax expense (recovery)
Canada	6.8	2.6
Foreign	(0.9)	(0.6)
	5.9	2.0

Income tax (recovery) expense	7.3	12.4

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the three months ended March 31.

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013

Earnings before taxes	5.5	48.7

Canadian federal and provincial income tax rates	26.0%	25.1%

Income tax expense based on above rates	1.4	12.2
Increase (decrease) due to:
Non-taxable income	-	(5.9)
Non-deductible expenditures	-	0.9
Different statutory tax rates on earnings of foreign subsidiaries	0.5	3.5
Foreign exchange on non-monetary assets and liabilities	2.8	-
Other foreign exchange differences	1.2	-
Adjustment of prior year provision to statutory tax returns	0.2	-
Canadian mining tax	2.1	0.8
Mexican special duty tax	0.3	-
Withholding tax	0.2	0.1
Change in unrecognized deferred tax assets	(1.4)	-
Other	-	0.8
Income tax expense	7.3	12.4

Effective April 1, 2013, the British Columbia corporate tax rate increased from 10% to 11%. This resulted in an increase to the statutory effective tax rate to 26.0% compared to 25.1% in the prior period.

The 2013 Mexican tax reform package was published in the “Official Gazette” on December 11, 2013 and took effect on January 1, 2014. The law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty and in addition creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. Both the Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. As a result of the law being enacted in the fourth quarter of 2013, the Company recognized a non-cash deferred tax expense of $0.3 million for the three months ended March 31, 2014 (2013 - $nil). The Company will record the Special Mining Duty within the income tax expense section of the consolidated income statement as it is considered an income tax. The Extraordinary Mining Duty is considered a royalty, which does not impact the income tax expense, however is recorded in operating expenses.

12. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the Company’s reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Blackwater project	Total

Balance, December 31, 2012	10.4	11.4	22.6	18.7	8.7	71.8
Reclamation expenditures	(0.9)	(0.9)	(0.2)	(0.2)	-	(2.2)
Unwinding of discount	0.2	0.2	0.7	0.2	0.2	1.5
Revisions to expected cash flows	(0.9)	(0.1)	(3.9)	0.1	1.0	(3.8)
Foreign exchange movement	(0.6)	-	(3.2)	(0.1)	(0.4)	(4.3)
Balance, December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Less: current portion of closure costs (note 5)	0.3	0.7	0.5	0.1	-	1.6
Non-current portion of closure costs	7.9	9.9	15.5	18.6	9.5	61.4

Balance, December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Reclamation expenditures	-	(0.2)	-	-	-	(0.2)
Unwinding of discount	0.1	0.1	0.2	0.1	0.1	0.6
Revisions to expected cash flows	0.6	0.1	0.5	0.2	0.6	2.0
Foreign exchange movement	(0.3)	-	0.7	0.1	(0.4)	0.1
Balance, March 31, 2014	8.6	10.6	17.4	19.1	9.8	65.5
Less: current portion of closure costs (note 5)	0.3	0.6	0.5	0.1	-	1.5
Non-current portion of closure costs	8.3	10.0	16.9	19.0	9.8	64.0

The current portion of the reclamation and closure cost obligations has been included in Note 5: Trade and other payables.

13.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three months ended March 31, is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2014	2013
Operating activities:
Change in non-cash operating working capital
Trade and other receivables	(3.3)	1.4
Inventories	1.1	(6.7)
Prepaid expenses and other	2.7	1.3
Trade and other payables	(9.2)	(8.9)
	(8.7)	(12.9)

14. SEGMENTED INFORMATION

(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized for the three months ended March 31:

					Three months ended March 31, 2014
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	94.2	29.3	35.2	31.8	-	-	190.5
Operating expenses	24.1	24.7	24.2	25.5	-	-	98.5
Depreciation and depletion	33.1	6.4	10.3	1.8	-	-	51.6

Earnings from mine operations	37.0	(1.8)	0.7	4.5	-	-	40.4

Corporate administration	-	-	-	-	6.3	-	6.3
Share-based payment expenses	-	-	-	-	2.2	-	2.2
Exploration and business development	-	0.9	0.4	-	0.1	1.7	3.1

Income from operations	37.0	(2.7)	0.3	4.5	(8.6)	(1.7)	28.8

Finance income	-	-	0.1	-	0.2	-	0.3
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	(6.0)	(0.9)	(7.4)
Other (losses) gains	(7.8)	(0.2)	(1.3)	(1.5)	3.4	(8.8)	(16.2)

Earnings (loss) before taxes	29.1	(3.0)	(1.1)	2.9	(11.0)	(11.4)	5.5
Income tax (expense) recovery	(12.0)	1.9	0.6	(1.5)	3.2	0.5	(7.3)
Net earnings (loss)	17.1	(1.1)	(0.5)	1.4	(7.8)	(10.9)	(1.8)
1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

					Three months ended March 31, 2013
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	63.4	30.9	54.0	53.5	-	-	201.8
Operating expenses	26.6	22.4	32.8	24.3	-	-	106.1
Depreciation and depletion	18.4	5.4	7.5	6.6	-	-	37.9

Earnings from mine operations	18.4	3.1	13.7	22.6	-	-	57.8

Corporate administration	-	-	-	-	7.3	-	7.3
Share-based payment expenses	-	-	-	-	2.5	-	2.5
Exploration and business development	1.9	-	1.7	-	0.1	0.3	4.0

Income from operations	16.5	3.1	12.0	22.6	(9.9)	(0.3)	44.0

Finance income	0.1	-	-	-	0.3	-	0.4
Finance costs	(0.2)	(0.1)	(0.2)	-	(10.2)	(0.8)	(11.5)
Other (losses) gains	16.8	(1.2)	(1.0)	1.1	(2.3)	2.4	15.8

Earnings (loss) before taxes	33.2	1.8	10.8	23.7	(22.1)	1.3	48.7
Income tax (expense) recovery	(5.6)	(0.3)	(3.3)	(6.4)	2.8	0.4	(12.4)
Net earnings (loss)	27.6	1.5	7.5	17.3	(19.3)	1.7	36.3
1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b)  Segmented assets and liabilities
The following tables present the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures (2)
	March 31,	December	March 31,	December	March 31,	March 31,
(in millions of U.S. dollars)	2014	31, 2013	2014	31, 2013	2014	2013

New Afton Mine	1,162.2	1,161.8	93.8	77.5	21.0	42.0
Mesquite Mine	438.8	437.9	129.7	129.8	3.8	3.4
Peak Mines	304.4	310.1	85.6	88.2	6.0	13.4
Cerro San Pedro Mine	184.0	178.5	55.8	53.0	11.2	3.1
Rainy River project	460.1	453.7	78.8	70.5	8.8	-
Blackwater project	895.9	886.7	39.9	38.7	5.7	14.5
El Morro project (3)	434.6	433.1	192.8	190.5	-	-
Other(1)	360.2	337.2	839.6	830.9	0.1	-
	4,240.2	4,199.0	1,516.0	1,479.1	56.6	76.4

1.	Other includes corporate balances and exploration properties.
2.	Capital expenditure per consolidated statement of cash flows.
3.	Capital expenditure at El Morro is funded by the El Morro project funding loan.

15. FAIR VALUE MEASUREMENT

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

					March 31, 2014
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S. dollars)	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	438.1	-	-	-	438.1
Trade and other receivables	24.4	-	-	-	24.4
Provisionally priced contracts	-	(5.5)	-	-	(5.5)
Copper swap contracts	-	1.8	-	-	1.8
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	92.0	92.0
Long-term debt	-	-	-	865.0	865.0
Warrants	-	24.5	-	-	24.5
Performance share units	-	1.2	-	-	1.2
Share award units	-	1.3	-	-	1.3

					December 31, 2013
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S. dollars)	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Share award units	-	0.9	-	-	0.9

The carrying values and fair values of the Company’s financial instruments are as follows:

	March 31,	March 31,	December 31,	December 31,
	2014	2014	2013	2013
	Carrying	Fair	Carrying	Fair
(in millions of U.S. dollars)	Value	Value	Value	Value

Financial assets
Cash and cash equivalents	438.1	438.1	414.4	414.4
Trade and other receivables	20.7	20.7	19.3	19.3
Investments	0.5	0.5	0.5	0.5
Financial liabilities
Trade and other payables	93.5	93.5	90.2	90.2
Long-term debt	865.0	903.7	862.5	870.4
Warrants	24.5	24.5	27.8	27.8
Performance share units	1.2	1.2	0.8	0.8
Share award units	1.3	1.3	0.9	0.9

The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following tables summarize information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

		March 31, 2014
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
Asset (Liability):

Investments	0.5	-	-
Warrants	(24.5)	-	-
Performance share units	(1.2)	-	-
Share award units	(1.3)	-	-
Provisionally priced contracts	-	(5.5)	-
Copper swap contracts	-	1.8	-

		December 31, 2013
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
Asset (Liability):

Investments	0.5	-	-
Warrants	(27.7)	(0.1)	-
Performance share units	(0.8)	-	-
Share award units	(0.9)	-	-
Provisionally priced contracts	-	1.3	-
Copper swap contracts	-	(2.5)	-

There were no transfers between Levels 1, 2 and 3 as at March 31, 2014. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities

Provisionally priced contracts and copper swap contracts
The fair value of the provisionally priced contracts and the copper swap contracts are calculated using the mark to market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

16. COMMITMENTS AND CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

(a) The Company has entered into a number of contractual commitments for capital items related to operations and development. At March 31, 2014, these commitments totalled $134.0 million (December 31, 2013 – $44.5 million), $91.7 million of which are expected to fall due over the next 12 months.

(b) The Chilean Environmental Permitting Authority (“Servicio de Evaluacion Ambiental” or “SEA”), approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, El Morro’s environmental permit was reinstated. Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted.

(c) In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.  The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life.  While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosì were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal.  As of April 29, 2014, MSX remains in a dispute with the Municipality regarding certain conditions relating to the annual licenses. MSX may not ultimately prevail in court proceedings regarding the terms and conditions of such licenses.  This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.